UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                               COMDIAL CORPORATION
                               -------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   20033230 2
                    ----------------------------------------
                                 (CUSIP Number)

                  Joseph Wynne, ComVest Venture Partners, L.P.,
               830 Third Avenue, Fourth Floor, New York, NY 10022
           --------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  June 21, 2002
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
                         (Continued on following pages)
                              (Page 1 of 13 Pages)

_______________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP  No.  20033230-2                13D/A               Page  2  of  13  Pages




1.    NAME  OF  REPORTING  PERSONS
      S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS

      ComVest Venture Partners, L.P.
      13-4124841

2.    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*  (a)  [  ]
                                                                  (b)  [  ]

3.    SEC  USE  ONLY

4.    SOURCE OF FUNDS*
      WC

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                              [  ]

6.    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION:
      Delaware


NUMBER OF        7.  SOLE VOTING POWER           0
SHARES           8.  SHARED  VOTING  POWER       33,325,000
BENEFICIALLY     9.  SOLE  DISPOSITIVE  POWER    0
OWNED BY EACH   10.  SHARED DISPOSITIVE POWER    33,325,000
REPORTING
PERSON  WITH

11.   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      33,325,000

12.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)
      EXCLUDES  CERTAIN  SHARES*                  [  ]

13.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      72.9%

12.   TYPE  OF  REPORTING  PERSON*
      PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP  No.  20033230-2               13D/A               Page  3 of  13  Pages



1.    NAME  OF  REPORTING  PERSONS
      S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS

      ComVest Management, LLC
      06-1588640

2.    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*  (a)  [  ]
                                                                  (b)  [  ]

3.    SEC  USE  ONLY

4.    SOURCE OF FUNDS*
      AF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                              [  ]


6.    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION:
      Delaware


NUMBER OF        7.  SOLE VOTING POWER           0
SHARES           8.  SHARED  VOTING  POWER       33,325,000
BENEFICIALLY     9.  SOLE  DISPOSITIVE  POWER    0
OWNED BY EACH   10.  SHARED DISPOSITIVE POWER    33,325,000
REPORTING
PERSON  WITH

11.   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      33,325,000

12.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)
      EXCLUDES  CERTAIN  SHARES*                  [  ]

13.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      72.9%

12.   TYPE  OF  REPORTING  PERSON*
       OO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP  No.  20033230-2                  13D/A             Page  4  of  13  Pages



1.    NAME  OF  REPORTING  PERSONS
      S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS

      Commonwealth Associates L.P.
      13-3467952

2.    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*  (a)  [  ]
                                                                  (b)  [  ]

3.    SEC  USE  ONLY

4.    SOURCE OF FUNDS*
      OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                              [  ]

6.    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION:
      New York


NUMBER OF        7.  SOLE VOTING POWER           0
SHARES           8.  SHARED  VOTING  POWER       743,947
BENEFICIALLY     9.  SOLE  DISPOSITIVE  POWER    0
OWNED BY EACH   10.  SHARED DISPOSITIVE POWER    743,947
REPORTING
PERSON  WITH

11.   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      743,947

12.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)
      EXCLUDES  CERTAIN  SHARES*                  [  ]

13.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      2.7%

12.   TYPE  OF  REPORTING  PERSON*
       PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP  No.  20033230-2                  13D/A             Page  5  of  13  Pages



1.    NAME  OF  REPORTING  PERSONS
      S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS

      Commonwealth Associates Management Company, Inc.
      13-3468747

2.    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*  (a)  [  ]
                                                                  (b)  [  ]

3.    SEC  USE  ONLY

4.    SOURCE OF FUNDS*
      OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                              [  ]

6.    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION:
      New York


NUMBER OF        7.  SOLE VOTING POWER           0
SHARES           8.  SHARED  VOTING  POWER       743,947
BENEFICIALLY     9.  SOLE  DISPOSITIVE  POWER    0
OWNED BY EACH   10.  SHARED DISPOSITIVE POWER    743,947
REPORTING
PERSON  WITH

11.   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      743,947

12.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)
      EXCLUDES  CERTAIN  SHARES*                  [  ]

13.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      2.7%

12.   TYPE  OF  REPORTING  PERSON*
      CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP  No.  20033230-2                  13D/A             Page  6  of  13  Pages



1.    NAME  OF  REPORTING  PERSONS
      S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS

      Michael S. Falk
      ###-##-####

2.    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*  (a)  [  ]
                                                                  (b)  [  ]

3.    SEC  USE  ONLY

4.    SOURCE OF FUNDS*
      AF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                              [  ]

6.    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION:
      USA


NUMBER OF        7.  SOLE VOTING POWER           1,012,178
SHARES           8.  SHARED  VOTING  POWER       34,068,947
BENEFICIALLY     9.  SOLE  DISPOSITIVE  POWER    1,012,178
OWNED BY EACH   10.  SHARED DISPOSITIVE POWER    34,068,947
REPORTING
PERSON  WITH

11.   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      35,081,125

12.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)
      EXCLUDES  CERTAIN  SHARES*                  [  ]

13.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      74.1%

12.   TYPE  OF  REPORTING  PERSON*
       IN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 7 of 13 Pages

Item  1.     Security  and  Issuer.

This statement relates to the common stock, par value $.01 per share ("Common Stock"), of Comdial Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive office is 106 Cattlemen Road, Sarasota, Florida 34232.

The shares of Common Stock that are the subject of this statement include (i) shares that are issuable upon conversion of the Company's 7% senior subordinated secured convertible promissory notes (the "Notes") and (ii) shares issuable upon conversion of warrants.

Item  2.     Identity  and  Background.

This statement is filed jointly by (i) ComVest Venture Partners, L.P. ("ComVest"), a limited partnership organized under the laws of Delaware whose principal business is investing in securities, (ii) ComVest Management, LLC ("ComVest Management"), a limited liability company organized under the laws of Delaware whose principal business is investing in securities, (iii) Commonwealth Associates, L.P. ("Commonwealth"), a limited partnership organized under the laws of New York whose principal business is venture capital and merchant banking, (iv) Commonwealth Associates Management Company, Inc.("CAMC"), a corporation organized under the laws of New York and (v) Michael S. Falk ("Falk"). ComVest, ComVest Management, Commonwealth, CAMC and Falk are the "Reporting Persons."

ComVest Management is the general partner of ComVest and is wholly-owned by CAMC. The managers of ComVest Management are Travis L. Provow ("Provow"), Falk and Keith Rosenbloom ("Rosenbloom"). Rosenbloom and Harold Blue ("Blue") are directors, and Falk is Chairman, of CAMC. Falk is the principal stockholder of CAMC. The sole officer of CAMC is Joseph Wynne ("Wynne"), Chief Financial Officer and Secretary. CAMC is the general partner of Commonwealth.

The business address for all of the Reporting Persons is 830 Third Avenue, 4th Floor, New York, New York 10022. All of the Reporting Persons and other individuals identified in this Item 2 are United States citizens.

During the past five years, none of the Reporting Persons or other individuals identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item  3.     Source  and  Amount  of  Funds  and  Other  Consideration.

ComVest purchased $1.75 million of the Notes on June 21, 2002. The source of the funds for the purchase by ComVest was the working capital of ComVest. Subsequent to such purchase, ComVest elected to convert $146,555.08 of the principal amount of such Notes into 14,655,508 shares of Common Stock. $86,719.92 of the remaining principal amount is convertible at the option of ComVest into an aggregate of 8,671,992 shares of Common Stock.

ComVest purchased an additional $750,000 of the Notes on July 12, 2002. The source of the funds for the purchase by ComVest was the working capital of

                                                            Page 8 of 13 Pages

ComVest. $99,975 of the principal amount of such Notes is convertible at the option of ComVest into an aggregate of 9,997,500 shares of Common Stock.

Commonwealth advised the Company in connection with the Company's sale of the Notes and the restructuring of its outstanding bank debt pursuant to an Advisory Agreement with the Company dated June 7, 2002 (the "Advisory Agreement"). As compensation for services rendered to the Company pursuant to the Advisory Agreement, Commonwealth received on June 21, 2002, an aggregate of 250,000 shares of the Common Stock (the "Advisory Shares") and warrants (the "Warrants") to purchase an additional 2,257,268 shares of the Common Stock. The Warrants are exercisable at any time after receipt by the Company of shareholder approval of an increase in the Company's authorized shares of Common Stock (the "Shareholder Approval") through June 21, 2007. On June 21, 2002, Commonwealth distributed a portion of the Advisory Shares (an aggregate of 225,565 shares) and the Warrants (to purchase an aggregate of 1,539,120 shares) to certain of its employees and affiliates, including the following individuals identified in
Item  2:

Falk            99,291  Advisory  Shares  and  696,509  Warrants
Provow          41,043  Advisory  Shares  and  234,559  Warrants
Rosenbloom      13,477  Advisory  Shares  and  92,531  Warrants
Blue            4,762  Advisory  Shares  and  43,000  Warrants
Wynne           7,183  Advisory  Shares  and  44,852  Warrants

On July 12, 2002, Commonwealth received Warrants to purchase an additional 544,807 shares pursuant to the Advisory Agreement and distributed Warrants to purchase an aggregate of 543,443 shares to certain of its employees and affiliates, including the following individuals identified in Item 2:

Falk             216,378  Warrants
Provow            89,441  Warrants
Rosenbloom        29,369  Warrants
Blue              10,378  Warrants
Wynne             15,652  Warrants

Commonwealth disclaims beneficial ownership of the Warrants held by Falk, Provow, Rosenbloom, Blue and Wynne. Each of such individuals with the exception of Falk disclaims beneficial of the securities beneficially owned by Commonwealth, other than that portion which corresponds with his equity ownership in CAMC.

Item  4.     Purpose  of  Transaction.

     Pursuant to a Subscription Agreement, dated June 21, 2002 and a Subscription Agreement, dated July 12, 2002 (each a "Subscription Agreement"), in each case, between the Company and ComVest, the Company issued $1.75 million and $750,000, respectively, of the Notes to ComVest. The Notes mature on the earlier of October 18, 2002 or the occurrence of certain events as described in the Notes. Upon receipt of the Shareholder Approval, the maturity date will be extended to 12 months from issuance of the Notes. In certain other events, the Notes will mature on January 16, 2003.

     At the election of ComVest, $146,555.08 of the principal amount of the Notes issued on June 21, 2002 was converted into 14,655,508 shares of Common Stock. ComVest has the right to convert an additional $86,719.92 of such Notes and $99,975 of the Notes issued on July 12, 2002 into shares of Common Stock at a conversion price of $0.01 per share (subject to limitation until the Company obtains the Shareholder Approval). ComVest may also convert the balance of the Notes into Common Stock on different terms upon certain events of default as described in the Notes. Commonwealth has the right to exercise the Warrants for 719,512 shares of Common Stock at an exercise price of $0.01 per share.

                                                             Page 9 of 13 Pages

     As of the date of this Report, ComVest beneficially owns 33,325,000 shares of Common Stock issuable upon conversion of the Notes. Commonwealth beneficially owns 743,947 shares of Common Stock consisting of (i) 24,435 shares of Common Stock and (ii) 719,512 shares of Common Stock, issuable upon exercise of the Warrants.

     Pursuant to the Subscription Agreement, ComVest was granted, among other things, the following rights: (i) registration rights with respect to its shares of Common Stock and (ii) the right to designate three directors to the Company's board of directors.

     Each of the Executive Officers and Directors (as defined below) executed an Irrevocable Limited Proxy, dated June 21, 2002, in favor of ComVest granting ComVest the right to vote all securities beneficially owned by the respective Executive Officers and Directors solely with respect to the approval of an amendment to the Company's Certificate of Incorporation with respect to the authorized shares of Common Stock. "Executive Officers and Directors" means, Nickolas A. Branica, the President and Chief Executive Officer and Director, Paul K. Suijk, the Senior Vice President and Chief Financial Officer, Kenneth W. Noack, the Senior Vice President of Operations, Ralph R. Dyer, the Vice President and General Counsel, Carla K. Luke, the vice President of Finance and Controller, Sanford Schlitt, a Director, Robert P. Collins, a Director and David
P.  Berg,  a  Director.

     Pursuant to the Advisory Agreement, Commonwealth received the Advisory Shares and the Warrants for advising the Company with respect to the restructuring of certain debt and equity of the Company and the transaction described herein and Commonwealth was granted a one-year right of first refusal to act as exclusive placement agent or financial advisor in connection with any capital raise by Company in excess of $1 million.

     ComVest has entered into an agreement with the Company's senior bank lender to acquire the Company's outstanding indebtedness and shares of preferred stock held by the bank.

     Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item  5.     Interest  in  Securities  of  the  Company.

     (a)(1) ComVest may be deemed to be the beneficial owner of an aggregate of 33,325,000 shares of Common Stock, representing approximately 72.9% of the issued and outstanding shares of Common Stock of the Company. These holdings consist of (i) 14,655,508 shares of Common Stock and (ii) the right to acquire 18,669,492 shares of Common Stock upon conversion of the Notes.

     (2) ComVest Management, as the general partner of ComVest, may be deemed to beneficially own the 33,325,000 shares of Common Stock, representing approximately 72.9% of the issued and outstanding shares of Common Stock of the Company, beneficially owned by ComVest.

     (3) Commonwealth may be deemed to be the beneficial owner of an aggregate of 743,947 shares of Common Stock, representing approximately 2.7% of the issued and outstanding shares of Common Stock of the Company. These holdings consist of
(i) 24,435 shares of Common Stock and (ii) the right to acquire 719,512 shares of Common Stock upon exercise of the Warrant.

     (4) CAMC, as the general partner of Commonwealth, may be deemed to beneficially own the 743,947 shares of Common Stock, representing approximately 2.7% of the issued and outstanding shares of Common Stock of the Company, beneficially owned by Commonwealth.

                                                            Page 10 of 13 Pages

     (5) Falk may be deemed to be the beneficial owner of an aggregate of 35,081,125 shares of Common Stock, representing approximately 74.1% of the issued and outstanding shares of Common Stock of the Company, as follows: (i) 33,325,000 shares of Common Stock beneficially owned by ComVest, (ii) the 743,947 shares beneficially owned by Commonwealth, (iii) 99,291 Advisory Shares and (iv) 912,887 shares issuable upon exercise of his Warrants. In his capacity as Chairman and controlling equity owner of CAMC, Falk may be deemed to share indirect voting and dispositive power with respect to the shares beneficially owned by CAMC, ComVest and Commonwealth and may therefore be deemed to be the beneficial owner of such securities.

(b)     Number  of  shares  as  to  which  each  such  person  has:

     (1) sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

     (i) Falk has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the 1,012,178 shares of Common Stock beneficially owned by him.

     (ii) Provow has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the 365,043 shares of Common Stock beneficially owned by him.

     (iii)Wynne has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the 67,687 shares of Common Stock beneficially owned by him.

     (iv) Rosenbloom has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the 135,377 shares of Common Stock beneficially owned by him.

     (v) Harold Blue has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the 58,140 shares of Common Stock beneficially owned by him.

     (2) shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

     (i) Commonwealth, CAMC and Falk may be deemed to share such voting and disposition powers with respect to the 743,947 shares of Common Stock beneficially held by Commonwealth.

     (ii) ComVest, ComVest Management and Falk may be deemed to share such voting and disposition powers with respect to the 33,325,000 shares of Common Stock beneficially held by ComVest.


(c)     Not  applicable.
(d)     Not  applicable.
(e)     Not  applicable.

                                                            Page 11 of 13 Pages

Item  6.     Contracts,  Arrangements,  Understandings  or  Relationships  with
Respect  to  Securities  of  the  Issuer.

As described more fully in Item 4 above, ComVest is a party to a Subscription Agreement. As more fully described in Item 4, Commonwealth and the Issuer entered into an Advisory Agreement granting Commonwealth, among other things, rights of first refusal with respect to future capital raising transactions of the Issuer.

Item  7.     Materials  to  be  Filed  as  Exhibits.

(1)*     Subscription  Agreement  dated  June  21,  2002.

(2)*     Irrevocable  Limited  Proxy  dated  June  21,  2002.

(3)      Subscription  Agreement  dated  July  12,  2002.

(4)* Joint Statement on Schedule 13D, as required by Rule 13d-1 under the Exchange Act.

_____________
*Previously  filed

                                                             Page 12 of 13 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:     July 24,  2002           ComVest  Venture  Partners,  L.P.
           New  York,  New  York
                                    By:  ComVest  Management LLC,
                                          its  general  partner

                                    By:   /s/  Michael  S.  Falk
                                          -----------------------
                                          Manager

Dated:     July 24,  2002           ComVest  Management  LLC
           New  York,  New  York
                                    By:   /s/  Michael  S.  Falk
                                          -----------------------
                                          Manager

Dated:     July 24,  2002           Commonwealth  Associates  L.P.
           New  York,  New  York
                                    By:   Commonwealth Associates Management
                                          Company,  Inc.,  its  general
                                           partner

                                    By:   /s/  Joseph  Wynne
                                          -----------------------
                                          Chief  Financial  Officer

Dated:     July  24,  2002          Commonwealth Associates Management
           New  York,  New  York    Company, Inc.

                                    By:   /s/  Joseph  Wynne
                                          ------------------------
                                          Chief  Financial  Officer

Dated:     July 24,  2002                /s/  Michael  S.  Falk
           New York, New York             -------------------------

                                                           Page 12 of 13 Pages


                                  EXHIBIT INDEX

1.*     Subscription  Agreement  dated  June  21,  2002.

2.*     Irrevocable  Limited  Proxy  dated  June  21,  2002.

3.      Subscription  Agreement  dated  July  12,  2002.

4.* Joint Statement on Schedule 13D, as required by Rule 13d-1(f)(1) under the Exchange Act.




*  Previously  filed

EXHIBIT 3

                               COMDIAL CORPORATION

     BRIDGE  SUBSCRIPTION  AGREEMENT  (this "Subscription Agreement") made as of
                                             ----------------------
this 12th day of July, 2002 between Comdial Corporation, a corporation organized under the laws of the State of Delaware with offices at 106 Cattlemen Road, Sarasota, Florida 34232 (the "Company"), and the undersigned (the
                                  -------
"Subscriber").

     WHEREAS, the Company desires to issue in a private placement to "accredited investors" (the "Placement") a minimum of 20 (the "Minimum Offering") and a
                   ---------                            ----------------
maximum of 40 (the "Maximum Offering") units ("Units") (or fractions thereof) on
                    ----------------           -----
the terms and conditions set forth herein and in the exhibits hereto, and the Subscriber desires to acquire the number of Units set forth on the signature page hereof; and

     WHEREAS each Unit shall consist of: $100,000 principal amount of 7% senior subordinated secured convertible promissory notes substantially in the form attached hereto as Exhibit A (the "Notes");
                                         -----
     WHEREAS, the Notes shall be (i) secured by a second lien on the Company's assets pursuant to the terms of a security agreement in the form attached hereto as Exhibit B (the "Security Agreement") and (ii) subject to a subordination
    -----------        -------------------  agreement  with  Bank of America,
N.A. in the form attached hereto as Exhibit C (the "Subordination Agreement");
                                    ---------       -----------------------
and

     WHEREAS, 13.33% of the principal amount of the Notes are convertible into shares of the Company's common stock at the conversion rate of $.01 per share (the "Note Conversion Shares"); and

     WHEREAS, the balance of the Notes are convertible into shares of the Company's common stock on the terms set forth in the Notes upon certain defaults by the Company (the "Default Conversion Shares"); and

     WHEREAS, the Note Conversion Shares and Default Conversion Shares (if applicable) are entitled to registration rights on the terms set forth in this Subscription Agreement; and

     WHEREAS, the Placement is being made pursuant to a Term Sheet dated June 10, 2002 between the Company and ComVest Venture Partners, L.P. ("ComVest"); and
                                                                  ------
     WHEREAS, the Subscriber is delivering simultaneously herewith a completed confidential investor questionnaire (the "Questionnaire").
                                              -------------

     NOW, THEREFORE, for and in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto do hereby agree as follows:

I.     SUBSCRIPTION FOR UNITS AND REPRESENTATIONS BY AND COVENANTS OF SUBSCRIBER

1.1 SUBSCRIPTION FOR UNITS. Subject to the terms and conditions hereinafter set forth, the Subscriber hereby subscribes for and agrees to purchase from the Company such number of Units as is set forth upon the signature page hereof at a price equal to $100,000 per Unit and the Company agrees to sell such Units to the Subscriber for said purchase price. The purchase price is payable by certified or bank check made payable to Comdial Corporation or by wire transfer of funds, contemporaneously with the execution and delivery of this Subscription Agreement.

1.2 RELIANCE ON EXEMPTIONS. The Subscriber acknowledges that the Placement has not been reviewed by the United States Securities and Exchange Commission (the "SEC") or any state agency because of the Company's representations that
       ---
this is intended to be a nonpublic offering exempt from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act") and
                                                                  --------
state securities laws. The Subscriber understands that the Company is relying in part upon the truth and accuracy of, and the Subscriber's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Subscriber set forth herein and in the Questionnaire order to determine the availability of such exemptions and the eligibility of the Subscriber to acquire the Units.

1.3 INVESTMENT PURPOSE. The Subscriber represents that the Notes comprising the Units are being purchased for its own account, for investment purposes only and not for distribution or resale to others in contravention of the registration requirements of the 1933 Act. The Subscriber agrees that it will not sell or otherwise transfer the Notes, the Note Conversion Shares or, if applicable, the Default Conversion Shares (collectively, the "Securities")
                                                                    ----------
unless they are registered under the 1933 Act or unless an exemption from such registration is available.

1.4 ACCREDITED INVESTOR. The Subscriber represents and warrants that it is an "accredited investor" as such term is defined in Rule 501 of Regulation D promulgated under the 1933 Act, as indicated by its responses to the Questionnaire, and that it is able to bear the economic risk of any investment in the Units. The Subscriber further represents and warrants that the information furnished in the Questionnaire is accurate and complete in all material respects.

1.5 RISK OF INVESTMENT. The Subscriber recognizes that the purchase of Units involves a high degree of risk in that: (i) an investment in the Company is highly speculative and only investors who can afford the loss of their entire investment should consider investing in the Company and the Securities; (ii) transferability of the Securities is limited; and (iii) the Company may require substantial additional funds to operate its business and there can be no assurance that the Maximum Offering will be completed or that any other funds will be available to the Company, in addition to all of the other risks set forth in the Company's SEC Documents (as defined in Section 2.5 hereof).

1.6 INFORMATION. The Subscriber acknowledges that the Company has made available for its review: (a) the Company's Annual Report on Form 10-K for the year ended December 31, 2001, (b) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002, and (c) the Company's Proxy Statement for the annual meeting of shareholders held on May 17, 2002, and hereby represents that: (i) the Subscriber has been furnished by the Company during the course of this transaction with all information regarding the Company which it has requested; and (ii) that the Subscriber has been afforded the opportunity to ask questions of and receive answers from duly authorized officers of the Company concerning the terms and conditions of the Placement, and any additional information which it has requested, if any.

1.7 NO REPRESENTATIONS. The Subscriber hereby represents that, except as expressly set forth in (a) this Subscription Agreement, (b) the Notes, (c) the Security Agreement, (d) the Subordination Agreement, and (e) all exhibits, schedules and appendices which are part of the aforementioned documents, (collectively, the "Offering Documents"), no representations or warranties have
                     ------------------
been made to the Subscriber by the Company or any agent, employee or affiliate of the Company, and in entering into this transaction the Subscriber is not relying on any information other than that contained in the Offering Documents, the SEC Documents and the results of independent investigation by the Subscriber.

1.8 TAX CONSEQUENCES. The Subscriber acknowledges that the Placement may involve tax consequences and that the contents of the Offering Documents do not contain tax advice or information. The Subscriber acknowledges that he must retain his own professional advisors to evaluate the tax and other consequences of an investment in the Units.

1.9 TRANSFER OR RESALE. The Subscriber understands that Rule 144 (the "Rule") promulgated under the 1933 Act requires, among other conditions, a one-year holding period prior to the resale (in limited amounts) of securities acquired in a non-public offering without having to satisfy the registration requirements under the 1933 Act. The Subscriber understands and hereby acknowledges that the Company is under no obligation to register the securities comprising the Units under the 1933 Act, with the exception of certain registration rights covering the resale of the Note Conversion Shares and Default Conversion set forth in Article V hereof.

1.10 LEGENDS. The Subscriber understands that the certificates or other instrument representing the Securities, until such time as they have been registered under the 1933 Act, shall bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such certificates or other instruments):

          THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS, OR (B) AN OPINION OF COUNSEL, IN A REASONABLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR APPLICABLE STATE SECURITIES LAWS, OR
          (II)  UNLESS  SOLD  PURSUANT  TO  RULE  144  UNDER  SAID  ACT.

The legend set forth above shall be removed and the Company shall issue a certificate or other instrument without such legend to the holder of the Securities upon which it is stamped, if (a) such Securities are being sold by the holder pursuant to an effective registration statement under the 1933 Act,
(b) such holder delivers to the Company an opinion of counsel, in a reasonably satisfactory and acceptable form to the Company directed to the Company or expressly providing that the Company may rely thereon, that a disposition of the Securities is being made pursuant to an exemption from such registration, or (c) such holder provides the Company with reasonable assurance that a disposition of the Securities will be made pursuant to the Rule.

1.11 NO GENERAL SOLICITATION. The Subscriber represents that the Subscriber was not induced to invest by any of the following: (i) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over the news or radio; and (ii) any seminar or meeting whose attendees were invited by any general solicitation or advertising.

1.12 VALIDITY; ENFORCEMENT. If the Subscriber is a corporation, partnership, trust or other entity, the Subscriber represents and warrants that:
(a) it is authorized and otherwise duly qualified to purchase and hold the Units; and (b) that this Subscription Agreement has been duly and validly authorized, executed and delivered and constitutes the legal, binding and enforceable obligation of the undersigned.

1.13 ADDRESS. The Subscriber hereby represents that the address of Subscriber furnished by the Subscriber at the end of this Subscription Agreement is the undersigned's principal residence if the Subscriber is an individual or its principal business address if it is a corporation or other entity.

1.14 FOREIGN SUBSCRIBER. If the Subscriber is not a United States person, such Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities comprising the Units or any use of this Subscription Agreement, including: (a) the legal requirements within its jurisdiction for the purchase of the Units; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Securities. Such Subscriber's subscription and payment for, and his or her continued beneficial ownership of the Securities, will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

II.     REPRESENTATIONS  BY  THE  COMPANY

The Company represents and warrants to the Subscriber, except as set forth in the disclosure schedules attached hereto:

2.1 SECURITIES LAW COMPLIANCE. The offer, offer for sale, and sale of the Units have not been registered under the 1933 Act. The Units are to be offered, offered for sale and sold in reliance upon the exemptions from the registration requirements of Section 4 of the 1933 Act. The Company will use its best efforts to conduct the Placement in compliance with the requirements of Regulation D of the General Rules and Regulations under the 1933 Act and applicable state "blue sky" laws, and the Company will file all appropriate notices of offering with the SEC. The Company has prepared the Offering Documents. The Offering Documents will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading. If at any time prior to the completion of the Placement or other termination of this Subscription Agreement any event shall occur as a result of which it might become necessary to amend or supplement the Offering Documents so that they do not include any untrue statement of any material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances then existing, not misleading, the Company will promptly notify the Subscriber and will supply the Subscriber with amendments or supplements correcting such statement or omission.

2.2 ORGANIZATION AND QUALIFICATION. The Company is duly organized and validly existing in good standing under the laws of the jurisdiction in which it is organized, and has the requisite power and authorization to own its properties and to carry on its business as now being conducted except as may be provided by the Company's agreements with Bank of America. The Company is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. As used in this Subscription Agreement, "Material
                                                                        --------
Adverse  Effect"  means any material adverse effect on the business, properties,
---------------
assets, operations, results of operations, financial condition or prospects of the Company, or on the transactions contemplated hereby, or by the other Offering Documents or the agreements and instruments to be entered into in connection herewith or therewith, or on the authority or ability of the Company to perform its obligations under the Offering Documents. The Company does not have any operating subsidiaries other than as set forth in the Offering Documents and all of the non-operating subsidiaries are wholly-owned by the Company.

2.3 CAPITALIZATION. The authorized, issued and outstanding capital stock of the Company prior to the consummation of the transactions contemplated hereby is set forth in Schedule 2.3 to this Subscription Agreement. All of such
                -------------
outstanding shares have been and are, or upon issuance will be duly authorized, validly issued, fully paid and non-assessable. Except as disclosed in Schedule
                                                                        --------
2.3, (i) no shares of the Company's capital stock are subject to preemptive rights under Delaware law or any other similar rights or any liens or encumbrances suffered or permitted by the Company; (ii) there are no outstanding debt securities issued by the Company; (iii) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, any shares of capital stock of the Company, or contracts, commitments, understandings or arrangements by which the Company is or may become bound to issue additional shares of capital stock of the Company or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, any shares of capital stock of the Company; (iv) there are no agreements or arrangements under which the Company is obligated to register the sale of any of their securities under the 1933 Act; (v) there are no outstanding securities of the Company that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company is or may become bound to redeem a security of the Company; (vi) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities as described in the Offering Documents that shall not have been waived prior to the initial closing of the Placement (the "Initial Closing"); and (vii) the Company does not have any stock
                ---------------
appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement. To the knowledge of the Company, all prior sales of securities of the Company were either registered under the 1933 Act and applicable state securities laws or exempt from such registration, and, to the knowledge of the Company, no security holder has any rescission rights with respect thereto.

2.4     SUBSIDIARIES  AND  INVESTMENTS.  Other than as set forth in Schedule 2.4
                                                                    ------------
to this Subscription Agreement, the Company has no subsidiaries, and the Company does not own, directly or indirectly, any capital stock or other equity ownership or proprietary interests in any other corporation, association, trust, partnership, joint venture or other entity.

2.5 SEC DOCUMENTS; FINANCIAL STATEMENTS. Since December 31, 2001, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act") (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the "SEC Documents"). The
                                                           -------------
Company has made available to the Subscriber or its representatives copies of the SEC Documents. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (a) as may be otherwise indicated in such financial statements or the notes thereto, or (b) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments that would not be material). The Company has no reason to believe its independent auditors will withhold their consent to the inclusion of their audit opinion concerning the Company's financial statements which are to be included in any Registration Statement.

2.6 ABSENCE OF CHANGES. Since March 31, 2002, other than as set forth in the SEC Documents and Schedule 2.6 to this Subscription Agreement, the Company
                        ------------
has not (i) incurred any debts, obligations or liabilities, absolute, accrued, contingent or otherwise, whether due or to become due, except current liabilities incurred in the usual and ordinary course of business and consistent with past practices, having individually or in the aggregate a Material Adverse Effect, (ii) made or suffered any changes in its contingent obligations by way of guaranty, endorsement (other than the endorsement of checks for deposit in the usual and ordinary course of business), indemnity, warranty or otherwise, (iii) discharged or satisfied any liens or paid any obligation or liability other than current liabilities shown on the balance sheet dated as of March 31, 2002, and current liabilities incurred since the date of the balance sheet dated as of March 31, 2002, in each case in the usual and ordinary course of business and consistent with past practices, (iv) mortgaged, pledged or subjected to lien any of its assets, tangible or intangible, (v) sold, transferred or leased any of its assets except in the usual and ordinary course of business and consistent with past practices, (vi) cancelled or compromised any debt or claim, or waived or released any right, of material value, (vii) suffered any physical damage, destruction or loss (whether or not covered by insurance) adversely affecting the properties, business or prospects of the Company, (viii) entered into any transaction other than in the usual and ordinary course of business except for this Subscription Agreement and the other Offering Documents and the related agreements referred to herein and therein,

(ix)  encountered  any  labor difficulties or labor union organizing activities,
(x) made or granted any wage or salary increase or entered into any employment agreement, (xi) issued or sold any shares of capital stock or other securities or granted any options with respect thereto, or modified any equity security of the Company, (xii) declared or paid any dividends on or made any other distributions with respect to, or purchased or redeemed, any of its outstanding equity securities, (xiii) suffered or experienced any change in, or condition affecting, its condition (financial or otherwise), properties, assets, liabilities, business operations, results of operations or prospects other than changes, events or conditions in the usual and ordinary course of its business and consistent with past practices, having (either by itself or in conjunction with all such other changes, events and conditions) a Material Adverse Effect or
(xiv) made any change in the accounting principles, methods or practices followed by it or depreciation or amortization policies or rates theretofore adopted.

2.7     TITLE.  Except  as  set forth in or contemplated by Schedule 2.7 to this
                                                            ------------
Subscription Agreement, the Company has good and marketable title to all properties and assets owned by it, free and clear of all liens, charges, encumbrances or restrictions, except such as are not significant or important in relation to the Company's business; all of the material leases and subleases under which the Company is the lessor or sublessor of properties or assets or under which the Company holds properties or assets as lessee or sublessee are in full force and effect, and the Company is not in default in any material respect with respect to any of the terms or provisions of any of such leases or subleases, and no material claim has been asserted by anyone adverse to rights of the Company as lessor, sublessor, lessee or sublessee under any of the leases or subleases mentioned above, or affecting or questioning the right of the Company to continued possession of the leased or subleased premises or assets under any such lease or sublease. The Company owns or leases all such properties as are necessary to its operations as described in the Offering Documents.

2.8     PROPRIETARY  RIGHTS.  Except  as  set forth on Schedule 2.8, the Company
                                                       ------------
owns, or is duly licensed to use or possess, or possesses exclusive and enforceable rights to use all patents, patent applications, trademarks, service marks, copyrights, trade secrets, processes, formulations, technology or know-how used in the conduct of its business (the "Proprietary Rights"). Except
                                                   ------------------
as set forth on Schedule 2.8 to this Subscription Agreement, the Company has not
                ------------
received any notice of any claims, nor does it have any knowledge of any threatened claims, and knows of no facts which would form the basis of any claim, asserted by any person to the effect that the sale or use of any product or process now used or offered by the Company or proposed to be used or offered by the Company infringes on any patents or infringes upon the use of any such Proprietary Rights of another person and, to the best of the Company's knowledge, no others have infringed the Company's Proprietary Rights.

2.9     LITIGATION.  Except  as  set forth in or contemplated by Schedule 2.9 to
                                                                 ------------
this Subscription Agreement, there is no material action, suit, investigation, customer complaint, claim or proceeding at law or in equity by or before any arbitrator, court, governmental instrumentality or agency, self-regulatory organization or body or public board now pending or, to the knowledge of the Company, threatened against the Company of any of the Company's officers or directors in their capacities as such (or basis therefor known to the Company), the adverse outcome of which would have a Material Adverse Effect. Except as set forth on Schedule 2.9, the Company is not subject to any judgment, order,
                ------------
writ, injunction or decree of any Federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign that have a Material Adverse Effect.

2.10 NON-DEFAULTS; NON-CONTRAVENTION. Except as set forth in or contemplated by Schedule 2.10 to this Subscription Agreement, the Company is not in violation
   -------------
of or default under, nor will the execution and delivery of this Subscription Agreement or any of the other Offering Documents or consummation of the transactions contemplated herein or therein result in a violation of or constitute a default in the performance or observance of any obligation under:
(i) its Certificate of Incorporation, or its By-laws; or (ii) any indenture, mortgage, contract, material purchase order or other agreement or instrument to which the Company is a party or by which it or its property is bound, where such violation or default would have a Material Adverse Effect; or (iii) any material order, writ, injunction or decree of any court of any Federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign (including, to the Company's knowledge, federal and state securities laws and regulations and the rules and regulations of The Nasdaq Stock Market, Inc.), where such violation or default would have a Material Adverse Effect, and there exists no condition, event or act that constitutes a default under any of the foregoing, which in either case would have a Material Adverse Effect.

2.11 TAXES. The Company has filed all tax returns that are required to be filed by it or otherwise met its disclosure obligations to the relevant agencies and all such returns are true and correct. The Company has paid or adequately provided for all tax liabilities of the Company as reflected on such returns or pursuant to any assessments received by it or that it is obligated to withhold from amounts owing to any employee, creditor or third party. The Company has properly accrued all taxes required to be accrued by GAAP consistently applied. The income tax returns of the Company have never been audited by any government or regulatory authorities. The Company has not waived any statute of limitations with respect to taxes or agreed to any extension of time with respect to any tax assessment or deficiency.

2.12     COMPLIANCE  WITH  LAWS; LICENSES, ETC.  Except as set forth on Schedule
                                                                        --------
2.12,  the  Company has not received notice of any violation of or noncompliance
 ---
with any laws, ordinances, regulations and orders applicable to its business that would have a Material Adverse Effect and that has not been cured. The Company has all material licenses and permits and other governmental certificates, authorizations and permits and approvals (collectively, "Licenses") required by every government or regulatory body for the operation of its business as currently conducted and the use of its properties. The Licenses are in full force and effect and to the Company's knowledge no violations currently exist in respect of any License and no proceeding is pending or threatened to revoke or limit any thereof.

2.13 AUTHORIZATION; ENFORCEMENT; VALIDITY. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Subscription Agreement and the other Offering Documents, to file and perform its obligations under the Offering Documents, and to issue the
Securities  in  accordance  with  the  terms  of  the  Offering  Documents.  The execution and delivery of the Offering Documents by the Company and the consummation by the Company of the transactions contemplated by the Offering
Documents, including without limitation the issuance of the Securities, have been duly authorized by the Company's board of directors and no further consent or authorization is required by the Company, its board of directors or its stockholders. This Section 2.13 is subject to the exceptions set forth on
Schedule  2.13.
      --------

2.14 AUTHORIZATION OF SECURITIES; SHAREHOLDER APPROVAL. The issuance, sale and delivery of the Notes have been duly authorized by all requisite corporate action of the Company. When so issued, sold and delivered in accordance with the Offering Documents for the consideration set forth therein, the Notes will be duly executed, issued and delivered and will constitute valid and legal obligations of the Company enforceable in accordance with their respective terms and, in each case, will not be subject to preemptive or any other similar rights of the stockholders of the Company or others which rights shall not have been waived prior to the Initial Closing. Upon receipt of shareholder approval of an increase in the Company's authorized Common Stock to at least 100,000,000 shares (the "Approval") and the filing of an amendment to the certificate of
       --------
incorporation of the Company, the issuance, sale and delivery by the Company of the Note Conversion Shares will be duly authorized by all requisite corporate action of the Company and the Note Conversion Shares will be duly reserved for issuance upon conversion of all or any of the Notes and when so issued, sold, paid for and delivered for the consideration set forth in the Offering Documents, the Note Conversion Shares will be validly issued and outstanding, fully paid and nonassessable, and not subject to preemptive or any other similar rights of the stockholders of the Company or others which rights shall not have been waived prior to the Initial Closing. Until such Approval is obtained, the maximum possible number of Note Conversion Shares based on the Company's existing capitalization have been duly authorized and reserved for issuance upon conversion of the Notes. This Section 2.14 is subject to the exceptions set forth on Schedule 2.14.
           --------------
2.15 EXEMPTION FROM REGISTRATION. Assuming the accuracy of the information provided by the respective Subscribers in the Subscription Agreements, the offer and sale of the Units pursuant to the terms of this Subscription Agreement are exempt from the registration requirements of the 1933 Act and the rules and regulations promulgated thereunder. To the Company's knowledge, the Company is not disqualified from the exemption under Regulation D by virtue of the disqualifications contained in Rule 505(b)(2)(iii) or Rule 507 promulgated thereunder.

2.16     REGISTRATION  RIGHTS.  Except  as  set  forth  in Schedule 2.16 to this
                                                           -------------
Subscription Agreement, no person has any right to cause the Company to effect registration under the 1933 Act of any securities of the Company.

2.17 BROKERS. Neither the Company nor any of its officers, directors, employees or stockholders has employed any broker or finder in connection with the transactions contemplated by this Subscription Agreement.

2.18 TITLE TO SECURITIES. When the Notes have been duly delivered to the purchasers participating in the Placement and payment shall have been made therefor, the several purchasers shall receive from the Company good and marketable title to such securities free and clear of all liens, encumbrances and claims whatsoever (with the exception of claims arising through the acts or omissions of the purchasers and except as arising from applicable federal and state securities laws), and the Company shall have paid all taxes, if any, in respect of the original issuance thereof.

2.19 TAKEOVER PROTECTIONS; RIGHTS AGREEMENT. The Company and the Board have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Certificate of Incorporation or the laws of the state of its incorporation which is or could become applicable to the Subscriber as a result of the transactions contemplated by this Subscription Agreement, including without limitation, the Company's issuance of the Securities and the Subscriber's ownership of the Securities. The Company has not adopted a shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Common Stock or a change in control of the Company.

2.20 RIGHT OF FIRST REFUSAL. No person, firm or other business entity is a party to any agreement, contract or understanding, written or oral entitling such party to a right of first refusal with respect to offerings by the Company other than Commonwealth Associates, L.P.

2.21 EXCHANGE LISTING. The Company's Common Stock has been designated for quotation or listed on the Nasdaq SmallCap Market ("Nasdaq") and trading in the
                                                     ------
Common Stock has not been suspended by the SEC or Nasdaq. Except as disclosed on
Schedule  2.21 to this  Subscription  Agreement,  the  Company  has  received no
--------------
communication, written or oral, from the SEC or Nasdaq regarding the suspension or delisting of the Common Stock from Nasdaq, and the Company is not in violation of the listing requirements of Nasdaq as in effect on the date hereof and has no actual knowledge of any facts which would reasonably lead to delisting or suspension of the Common Stock by Nasdaq in the foreseeable future.

2.22 CONSENTS. Except as contemplated by this Subscription Agreement, to the Company's knowledge, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency or any regulatory or self-regulatory agency in order for it to execute, deliver or perform any of its obligations under or contemplated by the Offering Documents. Except as otherwise provided in the Offering Documents, all consents, authorizations, orders, filings and registrations that the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof. The Company is unaware of any facts or circumstances that might prevent the Company from obtaining or effecting any of the foregoing.

2.23 NO GENERAL SOLICITATION. None of the Company, any of its affiliates, and, to the Company's knowledge, any person acting on its behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the 1933 Act) in connection with the offer or sale of the Securities.

2.24 NO INTEGRATED OFFERING. None of the Company, any of its affiliates, andany person acting on its behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the Securities under the 1933 Act or cause the Placement to be integrated with prior offerings by the Company for purposes of the 1933 Act or any applicable stockholder approval provisions, including without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated. None of the Company, its affiliates and any person acting on its behalf have taken any action or steps referred to in the preceding sentence that would require registration of any of the Securities under the 1933 Act or cause the Placement to be integrated with other offerings.

2.25 FOREIGN CORRUPT PRACTICES. Neither the Company nor any director, officer, agent, employee or other person acting on behalf of the Company has, in the course of its actions for, or on behalf of, the Company, (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (ii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or (iii) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

III.     TERMS  OF  SUBSCRIPTION

3.1 OFFERING PERIOD. The offering period for the Placement will continue until the earlier of (a) 11:59 PM Eastern time on September 30, 2002 or the sale of the Maximum Offering (the "Termination Date"); provided, however, that
                                     ----------------
the offering period for the Minimum Offering will terminate on June 30, 2002 (the "Minimum Deadline"). Provided the Minimum Offering shall have been
       -----------------
subscribed for on or prior to the Minimum Deadline, funds representing the sale thereof shall have cleared, and all conditions to closing set forth in Section 4 have been satisfied or waived by the Subscribers, the Initial Closing shall take place at the offices of counsel to ComVest, Loeb & Loeb, 345 Park Avenue, New York, New York 10154, within three business days thereafter. At the Initial Closing, payment for the Units issued and sold by the Company shall be made against delivery of the Notes comprising such Units. Subsequent closings (each of which shall be deemed a "Closing" hereunder) shall take place at any time
                                -------
prior to the Termination Date as may be mutually agreed to by the Company and ComVest. The date of the last closing of the Placement is hereinafter referred to as the "Final Closing" and the date of any Closing hereunder is hereinafter
             -------------
referred  to  as  a  "Closing  Date."
                      --------------

3.2 EXPENSES. Simultaneously with payment for and delivery of the Units at the closing of the Placement and subject to the following sentence, the Company shall reimburse ComVest for up to $50,000 of its accountable expenses, including legal fees, due diligence expenses and travel expenses (subject to increase with the consent of the Company)

3.3 CERTIFICATES. The Subscriber hereby authorizes and directs the Company, upon any applicable Closing in the Placement, to deliver the Notes to be issued to such Subscriber pursuant to this Subscription Agreement either (a) to the Subscriber's address indicated in the Questionnaire, or (b) directly to the Subscriber's account maintained with Commonwealth Associates, L.P.

IV. CONDITIONS TO CLOSING. The Subscriber's obligation to purchase the Units is subject to the satisfaction of the following conditions, any one or more of which may be waived or modified by the Subscribers.

4.1     BANK RESTRUCTURING. Bank of America (the "Bank") shall have entered into
                                                  ----
     an agreement with ComVest pursuant to which ComVest shall have the right to acquire (a) all of the existing debt owed by the Company to the Bank and (b) all of the shares of Series B preferred stock of the Company beneficially owned by the Bank (the "Bank Restructuring").
                  -------------------

4.2 OFFICERS' CERTIFICATE. ComVest shall have received a certificate of the Company, signed by the Chief Executive Officer and Chief Financial Officer thereof, that, to such officers' best knowledge after due inquiry (a) the representations and warranties contained in Section 2 hereof are true and accurate in all material respects as of the Closing, (b) the Company has no more than approximately 9.5 million shares of Common Stock outstanding (approximately 12.3 million on a fully-diluted basis), and (c) except as set forth in the SEC Documents, the Company has no outstanding indebtedness other than accounts payable and capital lease obligations incurred in the ordinary course of business.

4.3 OPINION OF COUNSEL. The Subscriber shall have received the opinion of Shumaker, Loop & Kendrick, LLP, counsel to the Company, substantially to the effect that:

     (a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of the Company's operating subsidiaries is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation. The Company is duly qualified as a foreign corporation to do business and is in good standing in the State of Florida and in each other jurisdiction in which the ownership or leasing of its properties or conduct of its business requires such qualification, except where the failure to so qualify or be licensed would not have a Material Adverse Effect;

     (b) The Company has the requisite corporate power and authority to execute, deliver and perform its obligations under this Subscription Agreement and each of the other Offering Documents, including issuance of the Notes and the Warrants in accordance with the terms thereof. The execution and delivery of the Offering Documents by the Company, the performance of the obligations of the Company thereunder and the consummation by it of the transactions contemplated therein have been duly authorized by the Board and, to the extent required, by the shareholders of the Company (other than the Company's obligation to comply with NASD Marketplace Rules). The Offering Documents have been duly executed and delivered by the Company.

     (c) The issuance and sale of the Notes have been duly authorized. The Note Conversion Shares are duly authorized and reserved for issuance in accordance with the Offering Documents, and when issued and paid for in accordance with the Offering Documents, the Note Conversion Shares will be validly issued, fully paid and non-assessable and free of all taxes, liens, charges and preemptive rights with respect to the issue thereof.

     (d) Based in part upon, and subject to the accuracy as to factual matters of, the Subscribers' representations in Article I of this Subscription Agreement, the Notes may be issued to the Subscribers pursuant to the Offering Documents without registration under the Securities Act of 1933, as amended.

     (e) Other than the Company's obligation to comply with NASD Marketplace Rules, no authorization, approval, consent, filing or other order of any Federal or state governmental body, regulatory agency, self-regulatory organization or stock exchange or market, or to such counsel's knowledge, any court, is required to be obtained by the Company to enter into and perform its obligations under the Offering Documents or for the issuance and sale of the Notes as contemplated by the Offering Documents, except such as have been made or will be made by the Company.

     (f) To such counsel's knowledge, there is no action, suit, proceeding, inquiry or investigation before or by any arbitrator, court, public board or body or any governmental agency or self-regulatory organization pending or threatened against the Company or any of the properties of the Company that might materially and adversely affect the Company or its business, operations, properties or financial condition, or that might materially adversely affect the transactions or other acts contemplated by the Offering Documents.

     (g) The execution, delivery and performance by the Company of the Offering Documents, the consummation by the Company of the transactions contemplated thereby and the compliance by the Company with the terms thereof does not violate, conflict with or constitute a default under the Company's Certificate of Incorporation, as amended to date, the Company's Bylaws as currently in effect or any other material contract, agreement or arrangement by which the Company is bound, or any applicable law, rule, regulation, judgment, order or decree actually known to the Company's counsel of any governmental agency or court having jurisdiction over the Company or any of its properties or business, in each case, other than as set forth in the Schedules to this Agreement and other than the Company's obligation to comply with NASD Marketplace Rules.

4.4 OPINION OF TAX COUNSEL. The Company shall have received the opinion of KPMG confirming (1) the Company's insolvency immediately preceding execution of this Agreement, with respect to application of IRC 382 (regarding change of control of a loss corporation), based upon an independent valuation of the Company's assets by Raymond James; (2) the Company will be allowed a reduction of its net operating loss carryforwards to the extent of cancellation of indebtedness income resulting from the Bank Restructuring (as defined in Section
4.1 hereof) and (3) the Company will sustain certain limitations in accordance with provisions of IRC 382 regarding utilization of net operating losses for all periods subsequent to execution of this Agreement.

4.5 SUBSEQUENT FINANCING. The letter of intent dated June 10, 2002 between the Company and Commonwealth Associates, L.P. with respect to a $8 to $12 million subordinated note financing shall be in full force and effect.

4.6 SHAREHOLDER APPROVAL. To the extent permitted by federal and state securities laws, the Company shall have received proxies from each of the executive officers and directors of the Company agreeing to vote in favor of the Approval.

4.7 LOCK-UP AGREEMENTS. ComVest shall have received agreements from each executive officer and director of the Company to the effect that such person shall not sell, assign or transfer any of their securities of the Company in the public market until the registration statement covering the resale of the Note Conversion Shares has been declared effective by the SEC.

4.8 INVESTMENT BY MANAGEMENT. Existing members of the Company's management shall have subscribed for at least one-sixth (1/6) of the Units subscribed for in the Placement, up to a maximum investment of five Units ($500,000).

4.9 BOARD OF DIRECTORS. The Board shall have been reconfigured to consist of one-half of members appointed by ComVest. The Board shall have resolved to appoint one additional member designated by ComVest on the tenth day following the filing of an information statement or proxy statement with the SEC and mailing thereof to shareholders in compliance with the provisions of Section 14(f) of the Exchange Act.

4.10 DUE DILIGENCE REVIEW. The Subscriber shall have completed and been satisfied with the results of its due diligence investigation of the Company, including, without limitation, the Company's financial statements, projections, expense budgets, business prospects, capital structure, contractual arrangements, background searches and other customary matters.

4.11 MATERIAL ADVERSE EVENT. There shall not have occurred, at any time prior to the closing of this subscription (i) any domestic or international event, act or occurrence that has materially disrupted, or in the Subscriber's opinion will in the immediate future materially disrupt, the securities markets;
(ii) a general suspension of, or a general limitation on prices for, trading in securities on the New York Stock Exchange or the Nasdaq - Amex Stock Exchange;
(iii) any outbreak of major hostilities or other national or international calamity; (iv) any banking moratorium declared by a state or federal authority;
(v) any moratorium declared in foreign exchange trading by major international banks or other persons; (vi) any material interruption in the mail service or other means of communication within the United States; (vii) any material adverse change in the business, properties, assets, results of operations, or financial condition of the Company; or (viii) any material adverse change in the market for securities in general or in political, financial, or economic conditions.

V.     REGISTRATION  RIGHTS

5.1 AUTOMATIC REGISTRATION. The Company hereby agrees with the holders of the Securities or their transferees (other than a transferee who acquires shares pursuant to Rule 144 or an effective registration statement) (collectively, the  "Holders")  that no later than six months following the date of the Initial
      -------
Closing, the Company shall prepare and file a registration statement under the 1933 Act with the SEC covering the resale of the Note Conversion Shares and, if applicable to the extent legally permissible, the Default Conversion Shares
(collectively,  the  "Reserved Shares"), and the Company will use its reasonable
                      ---------------
best efforts to cause such registration to become effective within three months thereafter. The Company's obligation to keep the registration statement effective shall continue until the earlier of (a) the date that all of the Reserved Shares have been sold pursuant to Rule 144 under the 1933 Act or an effective registration statement, or (b) such time as the Reserved Shares are eligible for immediate resale pursuant to Rule 144(k) under the 1933 Act.

5.2 "PIGGYBACK" REGISTRATION RIGHTS. At any time after the Initial Closing, if the Company shall determine to proceed with the actual preparation and filing of a new registration statement under the 1933 Act in connection with the proposed offer and sale of any of its securities by it or any of its security holders (other than a registration statement on Form S-4, S-8 or other limited purpose form), the Company will give written notice of its determination to all record holders of the Reserved Shares. Upon the written request from any Holders (the "Requesting Holders"), within 15 days after receipt of any such
                -------------------
notice from the Company, the Company will, except as herein provided, cause all of the Reserved Shares covered by such request (the "Requested Stock") held by
                                                       ---------------
the Requesting Holders to be included in such registration statement, all to the extent requisite to permit the sale or other disposition by the prospective seller or sellers of the Requested Stock; provided, further, that nothing herein shall prevent the Company from, at any time, abandoning or delaying any registration. If any registration pursuant to this Section 5.2 shall be underwritten in whole or in part, the Company may require that the Requested Stock be included in the underwriting on the same terms and conditions as the securities otherwise being sold through the underwriters. In such event, the Requesting Holders shall, if requested by the underwriters, execute an underwriting agreement containing customary representations and warranties by selling stockholders and a lock-up on Reserved Shares not being sold. If in the good faith judgment of the managing underwriter of such public offering the inclusion of all of the Requested Stock would reduce the number of shares to be offered by the Company or interfere with the successful marketing of the shares of stock offered by the Company, the number of shares of Requested Stock otherwise to be included in the underwritten public offering may be reduced pro rata (by number of shares) among the Requesting Holders and all other holders of registration rights who have requested inclusion of their securities or excluded in their entirety if so required by the underwriter. To the extent only a portion of the Requested Stock is included in the underwritten public offering, those shares of Requested Stock which are thus excluded from the underwritten public offering and any other securities of the Company held by such holders shall be withheld from the market by the Holders thereof for a period, not to exceed 90 days, which the managing underwriter reasonably determines is necessary in order to effect the underwritten public offering. The obligation of the Company under this Section 5.2 shall not apply after the earlier of (a) the date that all of the Reserved Shares have been sold pursuant to Rule 144 under the 1933 Act or an effective registration statement, or (b) such time as the Reserved Shares are eligible for immediate resale pursuant to Rule 144(k) under the 1933 Act.

5.3 REGISTRATION PROCEDURES. To the extent required by Sections 5.1 or 5.2, the Company will:

(a) prepare and file with the SEC a registration statement with respect to such securities, and use its reasonable best efforts to cause such registration statement to become and remain effective;

(b) prepare and file with the SEC such amendments to such registration statement and supplements to the prospectus contained therein as may be necessary to keep such registration statement effective;

(c) furnish to the Holders participating in such registration and to the underwriters of the securities being registered such reasonable number of copies of the registration statement, preliminary prospectus, final prospectus and such other documents as such underwriters may reasonably request in order to facilitate the public offering of such securities;

(d) use its reasonable best efforts to register or qualify the securities covered by such registration statement under such state securities or blue sky laws of such jurisdictions as the Holders may reasonably request in writing within 20 days following the original filing of such registration statement, except that the Company shall not for any purpose be required to execute a general consent to service of process or to qualify to do business as a foreign corporation in any jurisdiction wherein it is not so qualified;

(e) notify the Holders, promptly after it shall receive notice thereof, of the time when such registration statement has become effective or a supplement to any prospectus forming a part of such registration statement has been filed;

(f) notify the Holders promptly of any request by the SEC for the amending or supplementing of such registration statement or prospectus or for additional information;

(g) prepare and file with the SEC, promptly upon the request of any Holders, any amendments or supplements to such registration statement or prospectus which, in the opinion of counsel for such Holders (and concurred in by counsel for the Company), is required under the 1933 Act or the rules and regulations thereunder in connection with the distribution of Common Stock by such Holders;

(h) prepare and promptly file with the SEC and promptly notify such Holders of the filing of such amendment or supplement to such registration statement or prospectus as may be necessary to correct any statements or omissions if, at the time when a prospectus relating to such securities is required to be delivered under the 1933 Act, any event shall have occurred as the result of which any such prospectus or any other prospectus as then in effect would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading; and

(i) advise the Holders, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of such registration statement or the initiation or threatening of any proceeding for that purpose and promptly use its best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued.

     The Holders shall cooperate with the Company in providing the information necessary to effect the registration of their Reserved Shares, including completion of customary questionnaires. Failure to do so may result in exclusion of such Holders' Reserved Shares from the registration statement.

5.4     EXPENSES.

     (a) With respect to the any registration required pursuant to Section 5.1 or 5.2 hereof, all fees, costs and expenses of and incidental to such registration, inclusion and public offering (as specified in paragraph (b) below) in connection therewith shall be borne by the Company, provided, however, that the Holders shall bear their pro rata share of the underwriting discount and commissions and transfer taxes.

     (b) The fees, costs and expenses of registration to be borne by the Company as provided in paragraph (a) above shall include, without limitation, all registration, filing, and NASD fees, printing expenses, fees and disbursements of counsel and accountants for the Company, fees of counsel to the Holders (not to exceed $15,000 in the aggregate) and all legal fees and disbursements and other expenses of complying with state securities or blue sky laws of any jurisdictions in which the securities to be offered are to be registered and qualified (except as provided in 5.4(a) above). Fees and disbursements of counsel for the Holders in excess of $15,000 and any other expenses incurred by the Holders not expressly included above shall be borne by the Holders (on a pro rata basis if and to the extent required by state securities laws).

5.5     INDEMNIFICATION.

     (a) The Company will indemnify and hold harmless each Holder of Reserved Shares which are included in a registration statement pursuant to the provisions of Sections 5.1 and 5.2 hereof, its directors and officers, and any underwriter (as defined in the 1933 Act) for such Holder and each person, if any, who controls such Holder or such underwriter within the meaning of the 1933 Act, from and against, and will reimburse such Holder and each such underwriter and controlling person with respect to, any and all loss, damage, liability, cost and expense to which such Holder or any such underwriter or controlling person may become subject under the 1933 Act or otherwise, insofar as such losses, damages, liabilities, costs or expenses are caused by any untrue statement or alleged untrue statement of any material fact contained in such registration statement, any prospectus contained therein or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; provided, however, that the Company will not be liable in any such case to the extent that any such loss, damage, liability, cost or expenses arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by or on behalf of such Holder, such underwriter or such controlling person in writing specifically for use in the preparation thereof.

     (b) Each Holder of Reserved Shares included in a registration pursuant to the provisions of Sections 5.1 or 5.2 hereof will indemnify and hold harmless the Company, its directors and officers, any controlling person and any underwriter from and against, and will reimburse the Company, its directors and officers, any controlling person and any underwriter with respect to, any and all loss, damage, liability, cost or expense to which the Company or any controlling person and/or any underwriter may become subject under the 1933 Act or otherwise, insofar as such losses, damages, liabilities, costs or expenses are caused by any untrue statement or alleged untrue statement of any material fact contained in such registration statement, any prospectus contained therein or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was so made in reliance upon and in strict conformity with written information furnished by or on behalf of such Holder specifically for use in the preparation thereof.

     Promptly after receipt by an indemnified party pursuant to the provisions of paragraph (a) or (b) of this Section 5.5 of notice of the commencement of any action involving the subject matter of the foregoing indemnity provisions such indemnified party will, if a claim thereof is to be made against the indemnifying party pursuant to the provisions of said paragraph (a) or (b), promptly notify the indemnifying party of the commencement thereof; but the omission to so notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise under this Section except to the extent the defense of the claim is prejudiced. In case such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party shall have the right to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party, provided, however, if counsel for the indemnifying party concludes that a single counsel cannot under applicable legal and ethical considerations, represent both the indemnifying party and the indemnified party, the indemnified party or parties have the right to select separate counsel to participate in the defense of such action on behalf of such indemnified party or parties; provided that there shall be no more than one such separate counsel. After notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party pursuant to the provisions of said paragraph (a) or (b) for any legal or other expense subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation, unless (i) the indemnified party shall have employed counsel in accordance with the provisions of the preceding sentence, (ii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after the notice of the commencement of the action or (iii) the indemnifying party has, in its sole discretion, authorized the employment of counsel for the indemnified party at the expense of the indemnifying party.

VI.     MISCELLANEOUS

6.1 NOTICE. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Subscription Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally, (b) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party), or (c) one (1) business day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If  to  the  Company:

Comdial  Corporation
106  Cattlemen  Road
Sarasota,  Florida  34232
Telephone:  (941)  922-3800
Facsimile:  (941)  925-7989
Attention:  Paul  K.  Suijk,  Chief  Financial  Officer

With  a  copy  to:

Shumaker,  Loop  &  Kendrick,  LLP
101  East  Kennedy  Boulevard,  Suite  2800
Tampa,  Florida  33602
Telephone:  (813)  229-7600
Facsimile:  (813)  229-1660
Attention:  Darrell  C.  Smith

If to the Subscriber, to its address and facsimile number set forth at the end of this Subscription Agreement, or to such other address and/or facsimile number and/or to the attention of such other person as specified by written notice given to the Company five (5) days prior to the effectiveness of such change. Written confirmation of receipt (a) given by the recipient of such notice, consent, waiver or other communication, (b) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission, or (c) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (a), (b) or (c) above, respectively.

6.2 ENTIRE AGREEMENT; AMENDMENT. This Subscription Agreement supersedes all other prior oral or written agreements between the Subscriber, the Company, their affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Subscription Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Subscriber makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Subscription Agreement may be amended or waived other than by an instrument in writing signed by the Company and the holders of at least a majority of the principal amount of the Notes then outstanding (or if prior to the Closing, the Subscribers purchasing at least a majority of the Units to be purchased at the Closing), or if the Notes have been repaid or converted in full, the holders of at least a majority of the Reserved Shares then outstanding. Without the written consent of all holders, no such amendment shall be effective to the extent that it applies to less than all of the holders of the Securities then outstanding on a uniform non-discriminatory basis or increases the liability of a holder.

6.3 SEVERABILITY. If any provision of this Subscription Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Subscription Agreement in that jurisdiction or the validity or enforceability of any provision of this Subscription Agreement in any other jurisdiction.

6.4 GOVERNING LAW; JURISDICTION; JURY TRIAL. All questions concerning the construction, validity, enforcement and interpretation of this Subscription Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the federal courts sitting in the Southern District of New York, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Subscription Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereby irrevocably waives any right it may have, and agrees not to request, a jury trial for the adjudication of any dispute hereunder or in connection with or arising out of this Subscription Agreement or any transaction contemplated hereby.

6.5 HEADINGS. The headings of this Subscription Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Subscription Agreement.

6.6 SUCCESSORS AND ASSIGNS. This Subscription Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Notes and the Warrants. The Company shall not assign this Subscription Agreement or any rights or obligations hereunder without the prior written consent of the holders of at least a majority the Securities then outstanding, except by merger or consolidation. The Subscriber may assign some or all of its rights hereunder without the consent of the Company, provided, however, that any such assignment shall not release the Subscriber from its obligations hereunder unless such obligations are assumed by such assignee and the Company has consented to such assignment and assumption, which consent shall not be unreasonably withheld.

6.7 SURVIVAL. The representations and warranties of the Company and the Subscriber contained in Articles I and II and the agreements set forth in this
Article  VI  shall  survive  the  Final  Closing  for  a  period  of  two years.

6.8 FURTHER ASSURANCES. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Subscription Agreement and the consummation of the transactions contemplated hereby.

6.9 NO STRICT CONSTRUCTION. The language used in this Subscription Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party, notwithstanding anything herein to the contrary.

6.10 LEGAL REPRESENTATION. The Subscriber acknowledges that: (a) it has read this Subscription Agreement and the exhibits hereto; (b) it understands that the Company has been represented in the preparation, negotiation, and execution of this Subscription Agreement by Shumaker, Loop & Kendrick, LLP, counsel to the Company; (c) it understands that ComVest has been represented by Loeb & Loeb LLP and that such counsel has not represented and is not representing any other Subscriber; (d) it has either been represented in the preparation, negotiation, and execution of this Subscription Agreement by legal counsel of its own choice, or has chosen to forgo such representation by legal counsel after being advised to seek such legal representation; and (e) it understands the terms and consequences of this Subscription Agreement and is fully aware of its legal and binding effect.

6.11 EXPENSES OF ENFORCEMENT. The Company shall pay all fees and expenses (including reasonable fees and expenses of counsel and other professionals) incurred by the Subscriber or any successor holder of Securities in enforcing any of its rights and remedies under this Subscription Agreement.

6.12 CONFIDENTIALITY; REQUIRED PRESS RELEASE. The Subscriber agrees that it shall keep confidential and not divulge, furnish or make accessible to anyone, the confidential information concerning or relating to the business or financial affairs of the Company, if any, contained in the Offering Documents to which it becomes privy until such information has been publicly disclosed by the Company or until such information is no longer material. The Company agrees that within two business days after the closing of this subscription, it shall issue a press release which shall set forth all of the material terms of the Placement, including pricing.

6.13 INFORMATION/PROXY STATEMENT. The Company agrees to use its reasonable best efforts to file the information or proxy statement referred to in Section
                                                                         -------
4.9 hereof with the SEC and to initiate the mailing of the same to shareholders on or prior to July 15, 2002.

6.14 COUNTERPARTS. This Subscription Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

6.15 NOTICE TO RESIDENTS OF FLORIDA: The Notes offered herein have not been registered with the Florida Division of Securities. Pursuant to Florida Statutes, Section 517.061(11)(a)(5), an investor may elect, within three (3) business days after delivery of their Subscription Agreement and the purchase price for the Notes, to withdraw their subscription and receive a full refund (without interest) of such purchase price. This withdrawal will be without any further liability to any person. To accomplish such withdrawal, an investor should send a letter or telegram to the Company, indicating the intention to withdraw, postmarked prior to the end of the third business day after delivery of funds to the Company, return receipt requested, to ensure that it is received and to evidence the time when it is mailed. Any oral requests for rescission should be accompanied by a request for written confirmation that the oral request was received on a timely basis.


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                                       21

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of the day and year first written above.


____________________________________   ________________________________
Signature  of  Subscriber               Signature  of  Co-Subscriber

ComVest  Venture  Partners,  L.P.
By:  ComVest  Management  LLC
By:                      ,  Manager
------------------------------------   --------------------------------
Name  of  Subscriber                     Name  of  Co-Subscriber
[please  print]                          [please  print]

____________________________________    _______________________________
Address  of  Subscriber                  Address  of  Co-Subscriber

____________________________________     ______________________________
Social  Security  or  Taxpayer           Social  Security  or  Taxpayer
Identification  Number  of  Subscriber   Identification Number  of
                                         Co-Subscriber

____________________________________
Subscriber's  Account  Number
at  Commonwealth  Associates

$750,000
-------------------------------------
Dollar Amount of Units Subscribed For

*IF SUBSCRIBER IS A REGISTERED REPRESENTATIVE WITH AN NASD MEMBER FIRM, HAVE THE FOLLOWING ACKNOWLEDGMENT SIGNED BY THE APPROPRIATE PARTY:

The  undersigned  NASD  member  firm         Subscription  Accepted:
acknowledges  receipt  of  the  notice
required by Rule 3040 of the NASD Conduct
Rules.                                        COMDIAL  CORPORATION
________________________________________      By: _________________
Name  of  NASD  Member                        Name:  Paul  Suijk
                                              Title:  Chief  Financial  Officer

By _____________________________________      _________________________________
Authorized  Officer  Accepted                 Dollar Amount of Subscription
                                              Accepted


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